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                                             Filed by Silicon Valley Group, Inc.

                          Pursuant to Rule 425 under the Securities Act of 1933,
                                        as amended, and deemed filed pursuant to
                                      Rule 14a-12 of the Securities and Exchange
                                                        Act of 1934, as amended.

                                                 Commission File No.: 000-11348
                                   Subject Company: ASM Lithography Holding N.V.

ASM LITHOGRAPHY HOLDING N.V. AND SILICON VALLEY GROUP, INC. REFILE PETITION FOR EXON - FLORIO REVIEW

VELDHOVEN, THE NETHERLANDS AND SAN JOSE, CA - FEBRUARY 6, 2001 - ASM
Lithography Holding N.V. (Amsterdam Exchanges and NASDAQ: ASML) and Silicon Valley Group, Inc. (NASDAQ: SVGI) today announced, as previously planned, that they have refiled their petition in connection with the Exon-Florio review process on February 5, 2000. The companies withdrew their original Exon-Florio filing on January 5, 2001 in order to provide additional time to address U.S. government inquiries focusing on Silicon Valley Group's optical lens polishing operation, Tinsley Laboratories, which performs a limited amount of U.S. defense related work. During the interim, ASML and Silicon Valley Group have been working with governmental officials to address these inquiries in a timely fashion. The companies will continue to work toward satisfactorily resolving the inquiries so that the proposed merger can be closed during the first quarter of 2001.

Exon-Florio is the common name for the review process the U.S. government uses to screen acquisitions of U.S. companies such as Silicon Valley Group by foreign entities such as ASML. The review, which is performed by the Committee on Foreign Investment in the United States, is authorized by the Exon-Florio Amendment to the Defense Production Act of 1950. Successful completion of an Exon-Florio review will provide a safe harbor for the transaction from any U.S. governmental interference based on national security concerns.

Having already received antitrust clearance, the consummation of the merger agreement awaits completion of the Exon-Florio review process, the approval by SVG's stockholders and the satisfaction of other customary conditions.

For more information about the merger agreement and the combining companies, please see the October 2, 2000 press release announcing the transaction at www.asml.com or www.svg.com and the proxy statement-prospectus related to the merger on file with Securities and Exchange Commission and available at www.sec.gov.

ABOUT ASML
ASML, headquartered in Veldhoven, The Netherlands, was founded in 1984 to bring advanced microlithography systems to the global semiconductor industry. The company develops, manufactures and services lithography systems, known as wafer steppers and step-and-scan systems. The company supplies its products to integrated circuit manufacturers, worldwide, that use them to produce semiconductors.

The company has successfully leveraged its technology and, today, is recognized as supplying the world's most productive imaging systems. From 1998 to 1999, the company's sales increased from EUR 779 million (US$875 million) to EUR 1,197 million (US$1,277 million). ASML's total installed base is now more than 1,500 systems.

Leveraging a high-technology network that includes Philips Research Laboratories, Philips Center for Fabrication Technology, Carl Zeiss, IMEC and Agilent enables ASML to offer its customers the most advanced imaging technology and fully developed products on the market.


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ASML's manufacturing operations and its pilot development and R&D facilities are located at its global headquarters in Veldhoven. In addition, ASML maintains state-of-the-art applications and training facilities in Veldhoven; at its US headquarters in Tempe, Arizona; and in Korea and Taiwan. Today, it employs more than 3,700 employees. The company's web address is www.asml.com.

ABOUT SVG

SVG, headquartered in San Jose, California, was founded in 1977 and is a leading supplier of wafer processing equipment for the worldwide semiconductor industry. The company designs, manufactures and markets technically sophisticated equipment used in the primary stages of semiconductor manufacturing. Its products include: photoresist processing equipment; oxidation, diffusion and low-pressure chemical vapor deposition processing systems; atmospheric pressure chemical vapor deposition systems; lithography exposure tools that use step-and-scan technology; and precision optical components and systems. The company's web address is www.svg.com. In connection with the proposed transaction, ASML has filed a registration statement on Form F - 4 and SVG has filed a proxy statement - prospectus, each with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statement - prospectus when they become available because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement - prospectus and other documents filed by SVG with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. Free copies of the registration statement and other documents filed by ASML with the SEC may be obtained from ASML by directing a request to ASML, Attention: Franki D'Hoore (+31 40) 268-3938. Free copies of the proxy statement - prospectus and other documents filed by SVG with the SEC may also be obtained from SVG by directing a request to SVG, Attention: Manager of Investor Relations (408) 467-5870. SVG and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SVG stockholders in favor of the merger. These directors and executive officers include the following: Michael J. Attardo, Papken S. Der Torossian, William A. Hightower, William L. Martin, Nam P. Suh, Lawrence Tomlison, Russell G. Weinstock, John Shamaly, Steven L. Jensen, Jeffrey
M. Kowalski, and Borris Lipkin. Collectively, as of December 20, 2000, the directors and executive officers of SVG may be deemed to beneficially own approximately 5.29% of the outstanding shares of SVG common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement - prospectus when each becomes available.

"SAFE HARBOR" STATEMENT UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS PRESS RELEASE CONTAINS CERTAIN "FORWARD - LOOKING " STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Investors are cautioned that such forward-looking statements involve significant risks and uncertainties regarding the Exon-Florio process and the successful completion of the merger, including and without limitation: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the economic environment of the

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semiconductor industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by ASML and SVG with the Securities and Exchange Commission. Neither ASML nor SVG is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward - looking statements, whether as a result of new information, future events or otherwise.



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